

Mail Stop 4720

February 16, 2017

Jun Zhang
Chairman and Chief Executive Officer
PPDAI Group Inc.
Building 1, No. 356 Guoshoujing Rd.
Pudong New District, Shanghai 201203
The People's Republic of China

> **Re: PPDAI Group Inc**.
> **Draft Registration Statement on Form F-1**
> **Submitted January 20, 2017**
> **CIK No. 0001691445**

Dear Mr. Zhang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Our Business, page 2

2. According to your disclosure on page 83, it appears to at as much as 83% of your fee income comes from fees charged to your borrowers. Revise your disclosure, both in this section as well as on page 81, to quantify the amount of fee revenue from each of borrowers and investors.

3. We note that you use the term "assets under management" or AUM to indicate the total amount of loans outstanding on your platform. Since AUM is a defined term under the Investment Advisors Act of 1940, please revise this term to avoid confusion. Consider using a term that more closely reflects that you are referring to your loan volume.

Our Strategies, page 4

4. Revise this section, as well as your more detailed discussion on page 106 to differentiate between actions that management hopes to undertake in the future with actions that are currently under way. For instance, has management identified technology upgrades, particularly upgrades that will be undertaken with proceeds from the offering? Similarly, has management identified new business initiatives that it intends to commit resources to develop?

Summary Consolidated Financial Data, page 12

5. Please revise to provide interim nine month financial information for the period ended September 30, 2015 and for the twelve month period ended December 31, 2015 in U.S dollars to enable the reader to observe trends in the Company's operating performance in U.S. dollars. This information should be provided throughout the document for consistency purposes.

6. Please revise to disclose the amount of restricted cash separately for the quality assurance fund and the investor reserve programs for the periods presented.

Risk Factors

The laws and regulations governing online consumer finance industry in China…, page 16

7. Please tell us, with a view towards revised disclosure in this section as well as your disclosure on pages 110 and 121 whether the investment programs are considered capital pools.

If we fail to secure adequate funding from investors …, page 18

8. We note the disclosure that you have loans exceeding the allowable interest rate under PRC laws and regulations. For clarity and context, quantify the amount of such loans and the latest maturity date of such loans. Also, advise us whether you continue to make loans at or

above the 24% interest rates allowable under PRC laws and regulations. Since the risk that some of your loans may not be legally enforceable is distinct from your need to receive investor funding, please add a separate risk factor to address the enforcement risk.

We face risks related to natural disasters, health epidemics and other outbreaks, page 32

9. This risk factor appears generic. Please revise this risk factor to adequately describe the risk and explain how the risk affects your business. For instance, are your management or information technology centered in a single city or geographic region such that an event in that city could adversely impact your operations? Similarly, are your borrowers focused in a particular geographic area, so that a disaster in that area might impact loan repayments and therefore your fee income? See Item 503(b) of Regulation S-K.

Substantial uncertainties exist with respect to the enactment timetable…, page 38

10. Clarify here or in a new risk factor that the uncertainty that you may continue to conduct your business pursuant to a VIE structure could have a material impact on your results of operations as well as the value of your ADSs by making it impossible for you to continue to exert control over Beijing Paipairongxin.

We rely on dividends and other distributions on equity paid by our…subsidiaries…, page 40

11. Revise this risk factor to discuss how capital controls implemented by the People's Bank of China, including the November 26 prohibition against loans of more than 30% of equity, might impact your relationship between your PRC entities, or your VIE, with the Cayman Islands parent.

Your rights to pursue claims against the depositary as a holder of ADSs …, page 53

12. Expand the caption of this risk factor to include the risk that the deposit agreement may be amended or terminated without the holder's consent or address that risk separately.

You must rely on the judgment of our management as to the use of the net…, page 54

13. Please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.

Use of Proceeds, page 60

14. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified on page 60. If the company has specific purposes in mind for the use of proceeds, you must disclose the estimated net amount of the proceeds broken down into each principal intended use. This is required even if management will have broad discretion in allocating the proceeds. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

General

15. Please revise to discuss the changes in financial position for the periods presented.

Results of operations, page 82

16. Please tell us whether the referenced "management fees charged to investment program participants" is the same as "enrollment fees" referenced on in the fifth paragraph on page 76. If not, please quantify the revenues generated from enrollment fees.

Loan Performance Data, page 79

17. Please provide a detailed discussion of the Company's lending activities as well as the information contained within Statistical Industry Guide 3, Items III and IV for the periods presented.

18. Please revise to disclose in tabular format the amount of delinquencies within the 0-30, 31-60, 61-90 and greater than 90 day categories at each reporting period for loans held and loans facilitated. Please provide this disclosure by the types of loans - standard, handy cash, consumption and other. Similar information should also be provided in Note 3 to the financial statements.

Results of Operations, page 80

19. Please revise to disclose to the reader the financial impact the subsidiary, Hepai, had on the historical operating results and financial position of the Company, in light of the sale of this subsidiary on September 30, 2016.

20. You disclose in your risk factors that your reputation, results of operation and financial condition may be materially and adversely affected if you fail to maintain sufficient liquidity for your investment programs. Please disclose the amounts and discuss and analyze trends of loans sold in the secondary market. Please also disclose the amounts and discuss and analyze trends of loans completely or partially withdrawn under the Step-Up Returns Investment Program.

21. You disclose that loans with interest rates between 24% and 36% are not enforceable under PRC laws and regulations and that certain loans in your investment programs have interest rates that exceed 24%. Please disclose the amounts and discuss and analyze trends in loans that exceed 24% since you will not be able to collect the outstanding balance on these loans

if they become delinquent and you disclose that the failure to collect these loans could be material to the liquidity of your investment programs.

22. Please disclose your average customer acquisition costs and discuss and analyze trends in your average customer acquisition costs.

Net Interest Income(Expenses) and Loan Provision Losses, page 82

23. Please tell us and disclose the amount of loan loss provisions recorded in fiscal 2015 and 2016.

Origination and Servicing Expenses, page 83

24. Please disclose the amounts paid to the third party payment processors for the servicing of the borrower payments on loans for each of the periods presented.

25. Please tell us whether the company has recognized a servicing asset for the loans serviced internally. If you have not recognized a servicing asset, please tell us why you do not believe that you should recognize a servicing asset.

Sales and Marketing Expenses, page 83

26. Please disclose the amount and the nature of the online borrower acquisition costs incurred that you classified within sales and marketing expenses for the periods presented.

Critical Accounting Policies, Judgements and Estimates, page 89
Revenue Recognition, page 90

27. Please tell us the nature of the arrangements with the investor and the borrower to address whether you accounted for these agreements as a multiple element arrangement pursuant to ASC 605-25. There appear to be several deliverables which include facilitation services, post-facilitation services and other revenues for collection fees charged to borrowers, management fees charged to investment program participants and services fees charged to investors for selling loans over your secondary loan market. Please explain to us in detail the nature of the services provided under the arrangements and identify each of the deliverables and how the company allocates consideration and recognizes revenue and expenses under each of the deliverables. Please also provide us with the legal agreements entered with both the investor and the borrower that address each of the different types of arrangements and deliverables.

28. Please disclose the following:

- How investors are identified;

- How borrowers are approved;

- The loan funding process and how investors funds are automatically allocated to borrowers;

- How the management fees charged to investors are paid and utilized in the investment programs;

- The differences between the investment program reserve fund and the quality assurance fund and how the monies allocated to these funds are accounted for;

- The percentage charged to investors at loan inception for participation in the investment program reserve fund as well as the percentage charged to borrowers for participation in the quality assurance fund; and

- The dollar amount of loans facilitated from both individuals and from institutional investors during the periods presented.

Revenue from Single Loans, page 91

29. Please disclose how you determine the amount of the fees charged at loan inception for loan facilitation services (i.e. between the borrower and investor) and for providing ongoing monthly services to the borrowers and the investors.

30. Please disclose how you estimate the relative fair values of these services using the best estimate of selling price method.

31. Please tell us the basis for recognizing the non-contingent fees you allocated to loan facilitation upon the execution of the loan agreements. Please address how you are paid for these services, indicating whether you receive the loan investment funds, withhold the applicable fees and then transmit the remaining funds to the borrower.

32. You recognized "other revenues" in connection with the services you provided in regard to the collection of delinquent accounts. Please tell us how these services were considered in the determination of relative fair value of post-facilitation services at loan inception.

33. Please tell us the terms and your obligations for the investor loans sold in the secondary market. Please also tell us your revenue recognition accounting policy for providing these services.

Incentives, page 91

34. Please revise to address the following as it relates to the incentives paid to investors:

- Disclose the business purpose of this program, how often it is used and whether the company intends to continue this program;

- Disclose the amount of the individual incentives paid to the investor and whether it is a one-time payment and applies to only one loan or whether it is for several loans entered into by a first time investor;

- Disclose the timing of when these cash payments are made to the investors;

- Disclose the amount of the incentive fees paid in each of the periods presented;

- Disclose whether these investors have a risk of loss in excess of the cash incentives received;

- Disclose how you determined that these payments were representative of a cash incentive and not some type of a guarantee liability. Please provide us with your incentive agreements with investors;

- Disclose whether the company is liable for the incentive fees paid over the life of the loan if the loan is delinquent or is sold into the secondary market;

- Disclose whether incentive fees are paid to investors who buy loans in the secondary market if they are considered to be new investors; and

- Please tell us how you account for the incentive fees paid upfront and for the incentive fees paid over the term of the loan.

Quality Assurance Fund Payable and Receivable, page 91

35. You disclose that at loan inception you record a payable for the Quality Assurance Fund measured at fair value and subsequently you measure the payable in a combination of two components that you refer to as the ASC 460 component and the ASC 450 component. You state that the ASC 460 component is determined on a loan-by-loan basis. However, it is unclear if the ASC 450 component is determined on a loan-by-loan basis or on pooled loan basis. Please revise to address the following:

- Tell us whether the unit of account was different upon initial recognition of the quality assurance fund payable than during subsequent measurements (i.e. loan-by-loan basis compared to both loan-by-loan and pool basis). Please refer to the guidance in ASC 460-10-25-2 and ASC 460-10-30-3 which specifies that at initial measurement you consider both the noncontingent and contingent aspect of the financial guarantee.

- Disclose the maximum potential amount payable to investors participating in the Fund (i.e. due to the borrower choosing to do so), as determined under ASC Topic 460, at each of the reporting periods presented;

- Disclose the number of loans and the dollar amount of loans facilitated and outstanding which may have a potential claim against the Fund at each period end presented; and

- Please tell us how the "gain from the quality assurance fund" was determined and what this gain represents, for each period presented.

36. Please revise to address the following as it relates to the Quality Assurance Fund (i.e. Fund):

- Disclose the business purpose of this program, and whether all borrowers are required to participate in the Fund for the benefit of the investor;

- Disclose how the amounts contributed to the Fund are determined, how often contributions are made and whether they are made by the investor or just the borrower;

- Disclose at what point in time an investor is entitled to receive payouts from the Fund and how claims by investors for payment are made and determined;

- Disclose how the amounts to be contributed to the Fund are determined (i.e. at loan inception or on an ongoing basis) and whether amounts contributed are modified or have changed with the passage of time;

- Disclose where the cash available in the Fund is held and whether these funds are available to all investors;

- Disclose whether the cash applicable to a specific loan remains in the Fund (e.g. as restricted cash) when it has been paid off or sold in the secondary market;

- Disclose the average annualized contribution rate to the Fund during the periods presented;

- Disclose whether there are any subsequent payments made into the Fund after a loan's inception;

- Disclose whether there is a limit on the period of time in which investors can receive monies from the Fund; and

- Disclose the actual default rates for each of the Magic Mirror groups and how these compare to the average annualized contribution rates to the Fund.

37. You recognize a "quality assurance fund receivable" at loan inception which is recorded at its fair value on a loan by loan basis. Please address the following as it relates to the receivable:

- Disclose how the upfront receivable amount recorded is determined on a loan by loan basis;

- Disclose how the receivable is determined to be collectible at loan inception;

- Disclose whether any receivable impairment has been recorded to date; and

- Disclose whether monthly amounts received by the company are first applied to reducing the receivable before remaining amounts are recorded as revenue.

Financial Guarantee Derivative, page 92

38. Please revise to address the following as it relates to investor reserve funds (i.e. Fund) and the Financial Guarantee Derivative:

- Disclose when the investor makes the determination to participate in the Fund and how funding occurs;

- Disclose how the contribution amounts are determined given that they are based on the estimated loan delinquency rates of the loans made;

- Disclose at what point in time an investor is entitled to payouts from the Fund;

- Disclose how and when payout amounts are determined for both delinquent borrower payment obligations and for underperformance;

- Disclose how the Fund is impacted when borrower loans are sold into the secondary or are paid off;

- Tell us how these contractual arrangements meet the definition of a derivative under ASC 815-10-15-83;

- Tell us how the "realized gain from financial guarantee derivatives" was determined in each period presented;

- Tell us how the "fair value change of financial guarantee derivatives" was determined in each period presented; and

- Provide us with the contractual arrangements entered into as it relates to the Fund.

Industry Overview, page 97

39. For greater balance and context, please revise to discuss recent developments in the peer-to-peer lending industry in China, such as recent lending platform failures, over-leveraging, issues related to the industries' fast growth in relation to regulation and any resulting impact on China's online consumer finance marketplace industry in general, including the regulatory and political climate and response. Make similar revisions to your discussion in the Summary.

Business, page 101

40. Where you provide quantification in RMB, please revise to include the US$ equivalent.

41. It appears that your business is dependent upon services provided by key service providers, including an online payment provider, a banking partner, a collections partner as well as certain information technology service providers. Revise this section to disclose your critical service providers. Also, please tell us, with a view towards revised disclosure, whether you have contractual arrangements with any of your key service providers and whether, in the view of management, PPDAI would be able to replace your critical service providers if they are no longer able to provide their services. To the extent that PPDAI or its subsidiaries have contractual arrangements with any of these service providers, provide us with your analysis as to whether the contracts are material contracts that must be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

42. On page 102 you indicate that one of your business goals is to promote borrower "stickiness." Please tell us, with a view towards revised disclosure, whether you monitor whether borrowers may be "rolling over" one loan for another, masking an inability to repay the principal. Does your site prevent loan "rollovers?" Does your "Magic Mirror" data system adversely score rollover loans?

Loan services offered to borrowers, page 108

43. Please identify who handles the payment processing and when the principal owed on the loan is repaid for "standard loan products." Please also disclose the term range for these loan types.

44. Please disclose how the standard daily rate is determined for "handy cash loan products." In addition, tell us whether these loans have the option of being renewed or rolled-over given that the principal is due at the end of the loan term.

45. Please identify when the transaction fees and quality assurance fees are fully collected for "consumption loan products" given that a portion of these fees are collected upfront and how these fees are considered within the accounting for the multiple element arrangements.

Investment services offered to investors, page 110

46. Please revise the discussion of investment services you offer to investors to address the following:

- Disclose whether the investor can choose specific loans or choose the borrower they desire to invest in;

- Disclose the length of time investors commit their funds for investment purposes;

- Disclose how the company determines delinquencies under the "fixed investing periods" program;

- Disclose how investor payouts are made, and the timing, under each of the company's investment programs (i.e. self-directed and automated);

- Disclose in greater detail the secondary market available to the investor (i.e. nature, terms, administration, fees, etc.);

- Disclose how secured loans obtained by the investor though the secondary market program are accounted for by the Company; and

- Disclose the rights and terms investors have to completely or partially withdraw their funds within a specific period each month free of charge under the Step-Up Returns Investment Program.

Our Products and Services

Other loan products, page 110

47. Please quantify the percentage of total loans in this category. Similarly, please provide category totals for investments under your investment programs.

Secondary Loan Market, page 111

48. Revise this section to clarify whether PPDAI collects any fees for facilitating trading on the secondary loan market.

Our Platform and the Transaction Process, page 111

49. Please revise to disclose whether you permit borrowers to hold more than one loan facilitated through the Company's platform at a time.

50. Please revise your disclosure regarding your loan origination process to clarify where in the process that PPDAI collects fees from Borrowers and Lenders. Your investors should be able to understand not only how you facilitate loans on your platform, but which steps in the program leads to fee income for PPDAI.

Competition, page 119

51. Please revise to quantify, to the extent possible, your market share in the industry.

Management

Employment Agreements and Indemnification Agreements, page 137

52. We note that you have filed a form of employment agreement as Exhibit 10.2. In light of your disclosure that you have entered into employment agreements with your executive officers, please ensure that you file complete copies of executed employment agreement for each of your named executive officers. Please refer to Instruction 1 to Item 601(b)(10) of Regulation S-K.

Compensation of Directors and Executive Officers, page 138

53. Please update to include compensation disclosure for the year ended December 31, 2016. Please refer to Item 4 of Form F-1 and Item 6B of Form 20-F.

Related Party Transactions, page 143

54. Please tell us whether you have any contracts with PPCredit for the services provided. If you do have a contract, please file it as an exhibit under Item 601(b)(10) of Regulation S-K, or provide your legal analysis as to why the contract is not a material contract.

Preferred Shares, page 153

55. You issued series of preferred shares during fiscal years 2012, 2014 and 2015 at increasing prices per share. Please revise to disclose detailed financial information to support the fair value per share increases which are reflective of the increases in the value of the company as determined through your use of the retrospective valuation method.

Consolidated Statement of Cash Flows, page F-7

56. Please tell us the nature of the financing activities for "cash paid to investors" and "cash received from investors" for alternative investment products.

57. Please revise to disclose the payouts from the "quality assurance fund" and the "investor reserve fund" separately.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Note 2(k) Loans receivable, net, page F-18

58. In order for us to better understand the reasons for the significant increase in the provision for loan losses during the interim period of 2016, provide us with specific information addressing how the company collectively considered such factors as delinquency rate, size and "other risk characteristics" when determining that the allowance for loan losses was reasonable to absorb probable losses in the loan portfolio which has terms ranging from 7 days to 2 years. Please address the different types of loans – standard, handy cash, consumption and other in your revisions.

Note 2(p) Quality assurance fund payable and receivable, page F-20

59. Please revise to define the nature of the amounts relating to the "net release of quality assurance payable" and "payouts during the year, net of recoveries." In regard to the net payouts, please disclose the breakdown between principal and interest paid given that some loans facilitated do not require the payment of principal until maturity. Please also disclose the amount of the recoveries.

60. Please revise to disclose information addressing how the "gain from the quality assurance fund" was determined in each period presented.

Note 2(q) Financials guarantee derivative, page F-22

61. Please revise to disclose the market information, assumptions and the valuation techniques utilized in determining the fair value of the derivative for each of the periods presented.

Note 4. Prepaid expenses and other assets, page F-30

62. Please tell us the nature of your prepaid online marketing expenses and advances as well as your accounting policy for these assets.

You may contact at Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Z. Julie Gao, Esq. (Via E-mail)